Old Mission Markets LLC

Statement of Financial Condition
December 31, 2025

Filed as PUBLIC information pursuant to Rule 17-a5(d)
under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-69691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Old Mission Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 N. Dearborn, 8th Floor
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erica Marquez Avitia	312-260-3044	accounting@oldmissioncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erica Marquez Avitia _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Old Mission Markets LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Erica Marquez Avitia_

Title:
COO

Notary Public _____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Manager of Old Mission Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Old Mission Markets LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
March 2, 2026


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Old Mission Markets LLC

Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	851,365
Accounts receivable		432,136
Receivables from clearing brokers		6,166,867
Receivables from affiliates, net		284,027
Other assets		97,967
Total assets	$	7,832,362
Liabilities and Member's Capital		
Liabilities		
Accounts payable and accrued expenses	$	1,213,479
Payables to affiliates		185,969
Total liabilities		1,399,448
Member's capital		6,432,914
Total liabilities and member's capital	$	7,832,362

See Notes to the Statement of Financial Condition.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 1.   Description of Business and Summary of Significant Accounting Policies

Description of Business: Old Mission Markets LLC, a Delaware limited liability company (the Company), is a registered broker-dealer that provides execution and brokerage services for affiliates as well as broker-dealers, registered investment advisors and institutional customers. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the Financial Industry Regulatory Authority (FINRA), with its office of operations located in Chicago, Illinois and New York, New York. The Company is a member of the Chicago Board of Options Exchange and EDGA. The Company is a wholly owned subsidiary of Old Mission Financial Services, LLC (Parent). The Parent is a Delaware limited liability company.

Management Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Due from Clearing Brokers: Receivables from clearing brokers consists of cash accounts, amounts owed or collectible on unsettled transactions, and commissions receivable. The Company continually reviews the credit quality of its counterparties.

Revenue Recognition: The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, and related expenses are presented net on the statement of operations. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

The Company has adopted the provisions of Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which establishes principals for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide services to its customers. ASC 606 requires the Company to follow a five step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies its performance obligations. All arrangements involving the performance of services to customers are within the scope of the guidance.

The Company executes trades on behalf of its customers. Each time a customer enters into a transaction, the Company may charge a commission. Commissions are recorded on a trade-date basis as securities transactions occur and are collected on trade by our clearing broker or may be invoiced directly to the customer once a month. The Company believes that the performance obligation is satisfied on the trade date, as once the underlying security is identified, the pricing and settlement has already been determined. The Company has current commissions receivable of $11,223 and $37,443 as of December 31, 2025 and 2024, respectively, due from its clearing broker. This amount is included in receivables from clearing brokers in the Statement of Financial Condition. The Company has commissions receivable of $432,136 and $476,151 as of December 31, 2025 and 2024, respectively due from its customers. This amount is included in accounts receivable in the Statement of Financial Condition.

Notes to Statement of Financial Condition

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Brokerage Services: The Company provides execution and brokerage services to Old Mission Capital LLC ("OMC") under a Services Agreement executed August 1, 2020. Under the Services Agreement, OMM earns a periodic service fee intended to compensate OMM for services performed during each period. The fees are established by mutual agreement of the parties, acting in good faith.

A Side Letter executed January 1, 2025 sets the compensation for fiscal year 2025 equal to OMM's related brokerage service costs plus a mark-up percentage which has been agreed to by both parties. The mark-up is reviewed annually and may be modified only upon the written agreement of both parties. The Company provides a series of distinct but substantially similar services that are transferred to OMC over time. Because the services are delivered continuously and OMC simultaneously receives and consumes the benefits, the arrangement contains one combined performance obligation satisfied over time. Revenue is recognized over time as the services are performed. The Company applies the right-to-invoice practical expedient because the invoiced amount corresponds directly with the value of services transferred to OMC during each period.

The transaction price is determined based on reimbursable execution, brokerage and general costs incurred, plus a contractual markup. Brokerage services revenue represents consideration earned for providing execution and brokerage services and is recognized over time as the services are performed. The Company acts as principal in these arrangements and recognizes revenue on a gross basis. Revenue is generally billed as services are provided, and amounts billed but not yet collected are recorded as receivables from affiliates. The company has a receivable for this activity of $1,800,000 and $0 as of December 31, 2025 and 2024, respectively which is included in receivable from affiliates in the statement of financial condition.

Income Taxes: The Company is a disregarded entity for tax purposes. The Company has adopted the provisions of Accounting Standards Update (ASU) 2019-12, Simplifying the Accounting for Income Taxes which eliminates any requirement of the Parent to allocate the consolidated amount of the current and deferred tax expense to the Company. As such, the Company does not pay Federal or state income taxes on its taxable income. The Parent has elected to be classified as an association taxable as a corporation and does pay Federal and state income taxes on its taxable income.

The Company has a tax sharing agreement with the Parent whereby it reimburses the Parent an estimated amount for federal, state, and local income taxes incurred from the results of the Company's operations in the Parent's consolidated tax returns. Although the Company does not prepare a stand-alone tax provision, it estimates that the Company's effective tax rate would be similar to the rate charged to it by the Parent were a stand-alone tax provision prepared.

GAAP requires management to evaluate income tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain income tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the income tax positions taken by the Company, and has concluded that as of December 31, 2025, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service and other taxing authorities for the current and prior three years. There are currently no audits for any tax periods in progress.

Short Sales: The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as financial instruments sold but not yet purchased in the accompanying statement of financial condition.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

Foreign Currencies: Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held.

Offsetting: As of December 31, 2025, the Company holds derivative instruments that are eligible for offset in the statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable at law under the same master netting arrangement.

Measurement of Credit Losses on Financial Instruments: The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivables from clearing brokers, accounts receivable, and other receivables. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2025.

In July 2025, the FASB issued ASB No. 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from revenue transactions account for under Topic 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. ASU 2025-05 is effective for the Company, on a prospective basis, for annual reporting periods beginning in 2026 and is not expected to have a significant impact on the Company's financial statements.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 2.   Receivables from Clearing Brokers

Receivable from clearing brokers at December 31, 2025, consists of the following:

		Receivables
Cash	$	6,155,091
Commission receivable		11,223
Interest receivable		553
Total	$	6,166,867

Note 3.   Summary of Off-Balance Sheet Risks

Concentrations of Credit Risk: The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash: The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits. The Company has not incurred any losses on these accounts in the past and does not expect any such loss in the future.

Note 4.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5.   Related-Party Transactions

The Company has entered into an expense sharing arrangement with Old Mission Capital LLC (OMC). Under the agreement OMC pays all monthly expenses and is subsequently reimbursed by the Company. As of December 31, 2025, the Company has a payable of $1,540,128 due to OMC related to this expense sharing agreement. This amount is included in receivables from affiliates on the statement of financial condition. In addition, as described in Note 1, the Company has entered into a brokerage services agreement with OMC. As of December 31, 2025, the Company has a receivable of $1,800,000 due from OMC related to these services. This amount is included in receivables from affiliates on the statement of financial condition.

The Company has entered into a computer leasing and related services agreement with Old Mission Hardware LLC. As of December 31, 2025 there is a current payable of $96,671 between the Company and Old Mission Hardware LLC. This amount is included in payables to affiliates on the statement of financial condition.

As stated in Note 1, the Company has a tax sharing agreement with the Parent whereby the Company reimburses the Parent an estimated amount for federal, state, and local income taxes and receives a payment for any estimated benefit generated for the Parent. As of December 31, 2025, there is a current receivable of $24,155 between the Company and the Parent. This amount is included in receivables from affiliates on the statement of financial condition.

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Old Mission Markets LLC

Note 5. Related-Party Transactions (Continued)

The Company has entered into a market data, office occupancy, and general services agreement with Old Mission Group LLC (OMG). As of December 31, 2025 the Company had a payable of $89,298 due to OMG for its share of general services expenses. This amount is included in payable to affiliates on the statement of financial condition.

Note 6. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised providing execution and brokerage services for affiliates (see Note 5) as well as broker-dealers, registered investment advisors and institutional customers. The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The financial statements represent the single operating segment financial information for the year ended December 31, 2025.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company is engaged in execution and brokerage services for affiliates (see Note 5) as well as broker-dealers, registered investment advisors and institutional customers, which, as provided by the Rule, require the Company to maintain minimum net capital equal to $100,000. The Company uses the greater of the minimum net capital requirement per the computation of the aggregate indebtedness or the market maker standard. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2025, the Company had net capital of $5,743,518, which was $5,643,518 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 24.37 percent.

Note 8. Subsequent Events

The Company performed an evaluation of subsequent events through the date the financial statements were issued, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the financial statements as of December 31, 2025.